[redacted]

08026739

BB 3/5 ✱

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 066677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Merlin Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 California Street, Suite 2525
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marie Jorajuria 415-848-4061
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name – *if individual, state last, first, middle name*)

500 Ygnacio Valley Road, Suite 200, Walnut Creek CA 94596
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marie Jorajuria, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Merlin Securities, LLC, as of February 27, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

[signature]
Signature

FIN OP
Title

See attached Certificate
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6 ______________________________ ______________________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of San Francisco

Subscribed and sworn to (or affirmed) before me on this

27 (Date) day of February (Month), 20 08 (Year), by

(1) Marie Jorajuria (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

~~(and~~

~~(2) ______________________________ (Name of Signer),~~

~~proved to me on the basis of satisfactory evidence to be the person who appeared before me.)~~

SHAUNA BURNS-STAUDT
Commission # 1771579
Notary Public - California
Alameda County
My Comm. Expires Oct 4, 2011

Signature [signature] (Signature of Notary Public)

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: February 27, 2008 Number of Pages: 2

Signer(s) Other Than Named Above: None

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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©2007 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2402 • www.NationalNotary.org Item #5910 Reorder: Call Toll-Free 1-800-876-6827

MERLIN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
100

MERLIN SECURITIES, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, LLP
101 Montgomery Street, 22nd Floor
San Francisco, CA 94104
tel 415.788.6666
fax 415.788.1990
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Managing Member of Merlin Securities, LLC

We have audited the accompanying statement of financial condition of Merlin Securities, LLC (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Merlin Securities, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, LLP

San Francisco, California
February 27, 2008

Affiliated Offices Worldwide AGN

MERLIN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS		
Cash	$	1,025,621
Receivable from clearing broker, including clearing deposit of $100,000		1,524,531
Receivables from other broker-dealers		223,430
Deposit with other broker		101,655
Other receivables		48,927
Other assets		107,931
	$	3,032,095
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	2,136,357
Due to Parent		159,111
Total liabilities		2,295,468
Member's equity		736,627
	$	3,032,095

See accompanying notes to financial statements.

MERLIN SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business

Merlin Securities, LLC (the "Company") was organized in the state of Delaware on April 1, 2004. The Company is a wholly-owned subsidiary of Merlin Group Holdings, LLC (the "Parent").

The Company commenced operations on December 7, 2004 as a broker-dealer in securities, registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA"). The Company has been approved by FINRA to act as a broker or dealer in securities to execute transactions in corporate equity securities on listed and over-the-counter markets, government and corporate debt securities, options on securities, private placement of securities, and rebate a portion of commissions to customers and/or their creditors. The Company does not trade for its own account.

2. Summary of significant accounting policies

Income Taxes

The Company does not record a provision for income taxes because the owners of the Parent report their share of the Company's income or loss on their own income tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the Company's date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Due to Parent

In accordance with the National Association of Securities Dealers, Inc. (the "NASD") Notice to Members 03-63, the Company has reflected certain expenses borne by the Parent as expenses on the books of the Company. Amounts due to Parent represent amounts owed to the Parent by the Company for expenses paid and liabilities incurred by the Parent as of December 31, 2007.

Cash

Cash represents cash maintained with financial institutions. As of December 31, 2007, approximately $230,000 of the cash amount is restricted and maintained for the benefit of the Company's customers.

3. Receivable from clearing broker

Pursuant to a clearance agreement (the "Clearance Agreement") with the Clearing Broker, the Company introduces all of its customer securities transactions to the Clearing Broker on a fully-disclosed basis. At December 31, 2007, the receivable from clearing broker on the statement of financial condition was approximately $1,524,000 of which approximately $1,424,000 represents revenues earned by the Company and approximately $100,000 is maintained as a clearing deposit held in a cash account at the Clearing Broker. The Company monitors the financial condition of the Clearing Broker and does not anticipate any losses from the Clearing Broker.

4. Net capital requirement

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company's net capital was approximately $503,000 which was approximately $253,000 in excess of its minimum requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital was 4.56 to 1 as of December 31, 2007.

5. Indemnification

All customers' money balances and long and short security positions are carried on the books of the Clearing Broker. In the normal course of its business, the Company indemnifies and guarantees the Clearing Broker against specified potential losses in connection with providing services to the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. Off-balance sheet risk

Pursuant to the Clearance Agreement, the Company introduces all of its securities transactions to the Clearing Broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Broker. In accordance with the Clearance Agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts.

In addition, the receivable from the Clearing Broker is pursuant to the Clearance Agreement and includes a clearing deposit of $100,000.

7. Concentrations of credit risk

Cash

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

8. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions (k)(2)(i) and (k)(2)(ii) as all customer transactions are cleared through the Clearing Broker on a fully disclosed basis and all customer rebates of commissions are processed through a "Special Bank Account for the Exclusive Benefit of Customers" (the "reserve bank account"). The Company did not maintain a reserve bank account which equaled or exceeded the payables to customers on December 31, 2007 and subsequent to the date of the financial statements, which is the requirement for the Company's exemption from SEC Rule 15c3-3 provision (k)(2)(i). The Company's current practice is to maintain a receivable from its clearing broker and upon receipt of payment on the following month, funds the reserve bank account. The Company believes that its current practice satisfies the requirement for its exemption from the SEC Rule 15c3-3 provision (k)(2)(i).

9. Subsequent events

The Company had an equity distribution of $700,000 to the Parent on January 14, 2008. The Company is still in compliance with the SEC Uniform Net Capital Rule 15c3-1 after the equity distribution.

END